Mail Stop 3561

January 10, 2008

Via Fax and U.S. Mail

Steve Bailey
Senior Managing Director, Loan Administration
Countrywide Home Loans Servicing LP
4500 Park Granada
Calabasas, California

**Re: CWABS Asset-Backed Certificates Trust 2006-12
          Form 10-K for the fiscal year ended December 31, 2006
          Filed March 27, 2007
          File No. 333-131591-14**

Dear Mr. Bailey,

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Max A. Webb
                                    Assistant Director